Kentucky Power Company

1 Riverside Plaza

Columbus, Ohio 43215

Kentucky Power Cost Recovery LLC

1645 Winchester Avenue

Ashland, Kentucky 41101

May 28, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Structured Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Hodan Siad

Re:	Kentucky Power Company

Kentucky Power Cost Recovery LLC

Registration Statement on Form SF-1

Filed January 2, 2025

File Nos. 333-284112 and 333-284112-01

Ladies and Gentlemen:

Kentucky Power Company and Kentucky Power Cost Recovery LLC (collectively, the “Registrants”), hereby request, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement to 12:00 P.M., Washington, D.C. time, on May 30, 2025 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Sidley Austin LLP, by calling George J. Vlahakos at (713) 495-4522.

[Signature Page to Follow]

Very truly yours,

KENTUCKY POWER COMPANY

By	/s/ Matthew D. Fransen
Name: Matthew D. Fransen
Title: Treasurer

KENTUCKY POWER COST RECOVERY LLC

By	/s/ Matthew D. Fransen
Name: Matthew D. Fransen
Title: Manager

cc: George J. Vlahakos, Sidley Austin LLP